UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUANTUM FUEL SYSTEMS TECHNOLOGIES

WORLDWIDE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

74765E109

(CUSIP Number of Class of Securities)

(Underlying Common Stock

Kenneth R. Lombardo

Vice President – Legal and General Counsel

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, California 92614

Telephone: (949) 399-4500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Haddad, Esq.

Kerr, Russell & Weber, PLC

500 Woodward Ave., Suite 2500

Detroit, Michigan 48226

(313) 961-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,585,900	$62.33

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 4,287,694 shares of the issuer’s Common Stock and have a value of $1,585,900, calculated using the Black-Scholes method, as of October 16, 2008.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Certain Stock Options for Replacement Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Summary Term Sheet and Frequently Asked Questions is incorporated into this Item 1 by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation (“Quantum”), the address of its principal executive office is 17872 Cartwright Road, Irvine, California 92614 and the telephone number of its principal executive office is (949) 399-4500. The information set forth in the Offer to Exchange under Section 11 - Information About Quantum is incorporated into this Item 2(a) by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Quantum is offering certain option holders the opportunity to exchange outstanding options to purchase shares of Quantum’s common stock, par value $0.001 per share, that were originally granted under Quantum’s 2002 Stock Incentive Plan (the “Stock Plan”) and that have an exercise price that is equal to or greater than $1.41 per share, for replacement options, issued under the Stock Plan, that will entitle the holder to purchase a fewer number of shares of Quantum common stock at an exercise price equal to the greater of (a) $1.13 per share and (b) the closing price for a share of our common stock on the last trading day immediately preceding the date the tendered eligible options are cancelled. As of October 17, 2008, there were approximately 4,288,000 shares of Quantum common stock subject to stock options that are eligible for exchange in the Offer. Quantum is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange and under the section entitled Summary Term Sheet and Frequently Asked Questions, and under Section 2 - Number of Options; Expiration Date, Section 6 - Acceptance of Eligible Options for Exchange and Issuance of Replacement Options, and Section 10 - Exchange Consideration; Terms of Replacement Options are incorporated into this Item 2(b) by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 9 - Price Range of Quantum Common Stock is incorporated into this Item 2(c) by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the issuer, Quantum Fuel Systems Technologies Worldwide, Inc. The information set forth under Item 2(a) above is incorporated into this Item 3(a) by reference. The information set forth in the Offer to Exchange under Item 12 - Interests of Directors and Executor Officers; Transactions and Arrangements Concerning the Eligible Options is incorporated into this Item 3(a) by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the sections entitled Offer to Exchange Certain Stock Options for Replacement Options and Summary Term Sheet and Frequently Asked Questions, and under Section 1 - Eligibility, Section 2 - Number of Options; Expiration Date, Section 4 - Procedures for Tendering Eligible Options, Section 5 - Change in Election, Section 6 - Acceptance of Eligible Options for Exchange and Issuance of Replacement Options, Section 7 - Conditions of the Offer, Section 8 - Exchange Ratios, Section 10 - Exchange Consideration; Terms of Replacement Options, Section 13 - Status of Eligible Options Acquired by Us in the Offer, Section 14 - Legal Matters; Regulatory Approvals, Section 15 - Material U.S. Federal Income Tax Consequences, and Section 16 - Extension of the Offer; Termination; Amendment, are incorporated into this Item 4(a) by reference.

(b) Purchases. Members of Quantum’s Board of Directors and its executive officers are eligible to participate in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 12 - Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options is incorporated into this Item 4(b) by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 2 - Number of Options; Expiration Date, Section 10 - Exchange Consideration; Terms of Replacement Options and Section 12 - Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options is incorporated into this Item 5(e) by reference. The Amended 2002 Stock Incentive Plan, filed as Exhibit 99.(d)(1), and the Form of Notice of Stock Option Award and Stock Option Award Agreement pursuant to the 2002 Stock Incentive Plan, filed as Exhibit 99.(d)(2), are incorporated into this Item 5(e) by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under Section 3 - Purpose of the Offer is incorporated into this Item 6(a) by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 - Acceptance of Eligible Options for Exchange and Issuance of Replacement Options and Section 13 – Status of Eligible Options Acquired by Us in the Offer is incorporated into this Item 6(b) by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 3 - Purpose of the Offer and Section 11 – Information About Quantum is incorporated into this Item 6(c) by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 2 - Number of Options; Expiration Date, Section 10 - Exchange Consideration; Terms of Replacement Options and Section 17 - Fees and Expenses is incorporated into this Item 7(a) by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 - Conditions of the Offer is incorporated into this Item 7(b) by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 12 - Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options is incorporated into this Item 8(a) by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 12 - Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options is incorporated into this Item 8(b) by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Certain Stock Options for Replacement Options – IMPORTANT and Section 17 - Fees and Expenses is incorporated into this Item 9(a) by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Part II, Item 8 - Financial Statements and Supplementary Data of Quantum’s Annual Report on Form 10-K for its fiscal year ended April 30, 2008, filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008, and the information set forth in Part I, Item 1 - Financial Statements of Quantum’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008, is incorporated into this Item 10(a) by reference. The information set forth in the Offer to Exchange under Section 11 - Information About Quantum and Section 18 - Additional Information is incorporated into this Item 10(a) by reference. Quantum’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 12 - Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options is incorporated into this Item 11(a)(1) by reference.

(2) The information set forth in the Offer to Exchange under Section 14 - Legal Matters; Regulatory Approvals is incorporated into this Item 11(a)(2) by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Stock Options for Replacement Options, dated October 17, 2008.

99.(a)(1)(B)	Instructions to Election Form.

99.(a)(1)(C)	Form of Election Form.

99.(a)(1)(D)	Instructions to Notice of Withdrawal.

99.(a)(1)(E)	Form of Notice of Withdrawal.

99.(a)(1)(F)	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(G)	Form of Confirmation of Receipt of Notice of Withdrawal Form.

99.(a)(1)(H)	Form of E-Mail Reminder of Expiration Date.

99.(a)(1)(I)	Email dated October 16, 2008 from Quantum to Eligible Participants.

99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed with the SEC on July 3, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008 and incorporated herein by reference.

99.(d)(1)	Quantum Fuel Systems Technologies Worldwide, Inc. Amended 2002 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 that was filed with the SEC on September 9, 2005

99.(d)(2)	Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan and Form of Notice of Stock Option Award and Stock Option Award Agreement incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-96923), which was filed with the SEC on July 23, 2002.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2008

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

By:	/s/ W. Brian Olson
W. Brian Olson
Chief Financial Officer